Free Writing Prospectus Filed Pursuant to Rule 433

Registration Statement No. 333-152562

Textron Launches Offering of Convertible Senior Notes and Common Stock

PROVIDENCE, R.I.— April 28, 2009 —Textron Inc. (NYSE: TXT - News) today announced a public offering of convertible senior notes and common stock.

Textron intends to offer, subject to market and other conditions, $300,000,000 principal amount of convertible senior notes due May 1, 2013 in an underwritten registered public offering. In connection with this offering, Textron intends to grant the underwriters a 30-day option to purchase up to an additional $45 million principal amount of convertible senior notes. The convertible senior notes will be convertible, under certain circumstances, into cash, shares of Textron common stock, or a combination of cash and shares, at the option of Textron. The offering price, interest rate, conversion price and other terms of the convertible senior notes will be determined by Textron and the underwriters.

Textron also intends to offer concurrently, subject to market and other conditions, 19,000,000 shares of common stock in an underwritten registered public offering. In connection with this offering, Textron intends to grant the underwriters a 30-day option to purchase an additional 2,850,000 shares of common stock.

The closing of each offering is not contingent on the closing of the other.

In connection with the offering of the convertible senior notes, Textron plans to enter into convertible note hedge and warrant transactions with one or more of the underwriters and/or their affiliates. The convertible note hedge transactions are intended to reduce the potential dilution to Textron’s common stock upon conversion of the convertible senior notes. However, if the market price per share of Textron’s common stock exceeds the strike price under the warrant transactions when they are exercised, there would be dilution from conversion of the convertible senior notes to the extent that the then market price per share of Textron’s common stock exceeds the strike price of the warrants.

Textron intends to use a portion of the net proceeds from the common stock offering, together with the proceeds of the warrant transactions, to pay the cost of the bond hedge transactions entered into in connection with the offering of the convertible senior notes. The remaining proceeds from the common stock offering, together with the net proceeds from the convertible senior notes offering, will be used to increase Textron’s liquidity and for general corporate purposes, including the repayment of consolidated debt.

In connection with establishing their initial hedge of the convertible note hedge and warrant transactions, Textron expects that the counterparties, or their respective affiliates, may enter into various exchange traded and over-the-counter derivative transactions with respect to Textron’s common stock, as well as purchase or sell Textron’s common stock in privately negotiated and/or open-market transactions, concurrently with, or shortly after, the pricing of the convertible senior notes. These activities could have the effect of increasing or preventing a decline in the price of Textron’s common stock concurrently with or shortly following the pricing of the convertible senior notes. In addition, the counterparties, or their respective affiliates, may modify or unwind their hedge positions by entering into or unwinding various derivative transactions with respect to Textron’s common stock and/or purchasing or selling Textron’s common stock in privately negotiated and/or open-market transactions following the pricing of the convertible notes and prior to maturity of the convertible senior notes (and are likely to do so during any settlement period related to the conversion of the convertible senior notes).

Goldman, Sachs & Co. and J.P. Morgan Securities Inc. are acting as joint book-running managers for the offerings.

Textron has filed a registration statement (including a prospectus and related preliminary prospectus supplements for each of the common stock and convertible senior notes offerings) with the U.S. Securities and Exchange Commission (SEC) for the offerings to which this communication relates. Before you invest, you should read the applicable preliminary prospectus supplement and the accompanying prospectus for more complete information about Textron and these offerings. You may get these documents for free by visiting IDEA on the SEC website at www.sec.gov. Alternatively, copies may be obtained from Goldman, Sachs & Co., Attn: Prospectus Department, 85 Broad Street, New York, NY 10004, call toll-free 1 (866) 471-2526, or fax 212-902-9316, or email prospectus-ny@ny.email.gs.com; or from J.P. Morgan Securities Inc., National Statement Processing, Prospectus Library, 4 Chase Metrotech Center, CS Level, Brooklyn, NY 11245, (718) 242-8002.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any convertible senior notes or common stock, nor will there be any sale of convertible senior notes or common stock in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Textron Inc.

Textron Inc. is a multi-industry company that leverages its global network of aircraft, defense, industrial and finance businesses to provide customers with innovative solutions and services. Textron is known around the world for its powerful brands such as Bell Helicopter, Cessna Aircraft Company, Jacobsen, Kautex, Lycoming, E-Z-GO, Greenlee, and Textron Systems.

Certain statements in this press release and other oral and written statements made by us from time to time are forward-looking statements, including those that discuss the offerings and the principal amount of the notes and the number of shares of common stock being offered, the granting of the options to purchase additional notes and shares of common stock and the amount and use of net proceeds from the offerings, as well as strategies, goals, outlook or other non-historical matters, or project revenues, income, returns or other financial measures. These forward-looking statements speak only as of the date on which they are made, and we undertake no obligation to update or revise any forward-looking statements. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in the statements, including: (a) changes in worldwide economic or political conditions that impact demand for our products, interest rates and foreign exchange rates; (b) the interruption of production at our facilities or our customers or suppliers; (c) performance issues with key suppliers, subcontractors and business partners; (d) our ability to perform as anticipated and to control costs under contracts with the U.S. Government; (e) the U.S. Government’s ability to unilaterally modify or terminate its contracts with us for the U.S. Government’s convenience or for our failure to perform, to change applicable procurement and accounting policies, and, under certain circumstances, to suspend or debar us as a contractor eligible to receive future contract awards; (f) changing priorities or reductions in the U.S. Government defense budget, including those related to Operation Iraqi Freedom, Operation Enduring Freedom and the Global War on Terrorism; (g) changes in national or international funding priorities, U.S. and foreign military budget constraints and determinations, and government policies on the export and import of military and commercial products; (h) legislative or regulatory actions impacting our operations or demand for our products; (i) the ability to control costs and successful implementation of various cost-reduction programs, including the enterprise-wide restructuring program; (j) the timing of new product launches and certifications of new aircraft products; (k) the occurrence of slowdowns or downturns in customer markets in which our products are sold or supplied or where Textron Financial Corporation (TFC) offers financing; (l) changes in aircraft delivery schedules, or cancellation or deferral of orders; (m) the impact of changes in tax legislation; (n) the extent to which we are able to pass raw material price increases through to customers or offset such price increases by reducing other costs; (o) our ability to offset, through cost reductions, pricing pressure brought by original equipment manufacturer customers; (p) our ability to realize full value of receivables; (q) the availability and cost of insurance; (r) increases in pension expenses and other postretirement employee costs; (s) TFC’s ability to maintain portfolio credit quality and certain minimum levels of financial performance required under its committed credit facilities and under Textron’s support agreement with TFC; (t) TFC’s access to financing, including securitizations, at competitive rates; (u) our ability to successfully exit from TFC’s commercial finance business, other than the captive finance business, including effecting an orderly liquidation or sale of certain TFC portfolios and businesses; (v) uncertainty in estimating market value of TFC’s receivables held for sale and reserves for TFC’s receivables to be retained; (w) uncertainty in estimating contingent liabilities and establishing reserves to address such contingencies; (x) risks and uncertainties related to acquisitions and dispositions, including difficulties or unanticipated expenses in connection with the consummation of acquisitions or dispositions, the disruption of current plans and operations, or the failure to achieve anticipated synergies and opportunities; (y) the efficacy of research and development investments to develop new products; (z) the launching of significant new products or programs which could result in unanticipated expenses; (aa) bankruptcy or other financial problems at major suppliers or customers that could cause disruptions in our supply chain or difficulty in collecting amounts owed by such customers; and (bb) continued volatility and further deterioration of the capital markets, as well as other events, factors and risks previously and from time to time disclosed in filings with the SEC, including, but not limited to, the “Risk Factors” section in each of the preliminary prospectus supplements and related prospectus relating to our offerings, our Annual Report on Form 10-K and our most recent Quarterly Report on Form 10-Q.

Contact:

Textron Inc.

Investor Contacts:

Doug Wilburne, 401-457-2288

Bill Pitts, 401-457-2288

or

Media Contact:

Karen Gordon Quintal, 401-457-2362